UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

The press release issued by GasLog Partners LP on March 14, 2025 announcing the availability of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 is included as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

GASLOG PARTNERS LP

	by	/s/Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer

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